

Colin Guinn · 2nd

Founder at Guinn Partners

Austin, Texas, United States · 500+ connections · **Contact info**

 **Guinn Partners**

 **The University of Te:**
Austin

Experience



Founder

Guinn Partners

Mar 2017 – Present · 3 yrs 8 mos

Guinn Partners is an experienced go-to-market consulting firm specializing in technology products. We have decades of experience taking products to consumer, commercial, and government markets with extensive specific expertise in robotics and unmanned platforms. We provide a spectrum of scalable services from go-to-market planning to lead generation marketing to product development. Our ideal partners are companies who have exciting product ideas and want a proven team of complementary experts to help develop, market and sell products at a fraction of the cost and time of building an in-house team from scratch.

...see mor



Founder

Hangar Technology

Sep 2016 – Present · 4 yrs 2 mos

I am one of the founders of Hangar, the world's first robotics-as-a-service data acquisition platform, helps firms dramatically increase efficiency, showcase content and integrate more actionable insights into their workflows. Hundreds of Hangar clients manage portfolios, track projects, and showcase property locations with our premium aerial data software pr ...see mor



CRO
3D Robotics
Feb 2014 – Sep 2016 · 2 yrs 8 mos
Austin, Texas Area

3D Robotics develops innovative, flexible and relia
everyday exploration and business applications.

3DR's UAV platforms capture breathtaking aerial i



CEO
DJI Innovations
Nov 2010 – Feb 2014 · 3 yrs 4 mos
Austin, Texas Area

DJI is the global leader in developing and manufac
cinematography systems for commercial and recre
photography and videography accessible for profe
and hobbyists.



Owner
Build Design Print
Oct 2007 – Mar 2010 · 2 yrs 6 mos

Education



The University of Texas at Austin
Bachelor of Science (BS), Communication and Me
1999 – 2003



University of Miami - School of Business
1998 – 1999

Skills & Endorsements

Marketing Strategy · 99+

 Endorsed by **Pete Monfre and 2 others who are highly skilled at this**

 Endorsed by **2 of Colin's colleagues at H** **Technology**

Leadership · 99+

 Endorsed by **2 of Colin's colleagues at Hangar Technology**

Marketing · 99+

 Endorsed by **Rob Harris and 1 other who is highly skilled at this**

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